2 June 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through UBS Limited) 200,200 RELX PLC ordinary shares at a price of 1258.3961p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 82,966,780 ordinary shares in treasury, and has 1,093,928,166 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 19,087,000 shares.

RELX NV announces that today, it purchased (through UBS Limited) 178,200 RELX NV ordinary shares at a price of €15.5089 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 74,249,894 ordinary shares in treasury, and has 974,870,523 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 17,136,500 shares.